Exhibit 23.4

Consent of John Burns Real Estate Consulting, LLC

We hereby consent to the use of our name in the Registration Statement on Form S-11 (Registration No. 333-188721) (together with any amendments or supplements thereto, the “Registration Statement”), to be filed by Waypoint Homes Realty Trust, Inc., a Maryland corporation (the “Company”), to the references to the John Burns Real Estate Consulting, LLC market study prepared for the Company wherever appearing in the Registration Statement, including, but not limited to the references to our company under the headings “Prospectus Summary,” “Industry Overview and Market Opportunity,” “Business and Properties” and “Experts” in the Registration Statement, and, if applicable, the attachment of such market study as an exhibit to the Registration Statement.

Dated: July 19, 2013

John Burns Real Estate Consulting, LLC

By	/s/ Don Walker
Name:	Don Walker
Title:	President